SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

EDUCATION LENDING GROUP, INC.
(Name of Subject Company)

EDUCATION LENDING GROUP, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

28140A109
(CUSIP Number of Class of Securities)

Douglas L. Feist
Education Lending Group, Inc.
12760 High Bluff Drive, Suite 210
San Diego, California 92130
(858) 617-6080
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with copies to:
Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

        The name of the subject company is Education Lending Group, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 12760 High Bluff Drive, Suite 210, San Diego, California 92130. The telephone number of the Company at its principal executive offices is (858) 617-6080.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the common stock, $0.001 par value, of the Company, including the associated preferred share purchase rights (the “Shares”). As of December 31, 2004, there were 17,832,052 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

        The filing person is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above.

        This Statement relates to the offer by CIT ELG Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of CIT Group Inc., a Delaware corporation (“Parent”), to acquire each issued and outstanding Share of the Company in exchange for $19.05 per Share, net to the seller in cash, without interest thereon (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.”The Offer was commenced on January 14, 2005 and expires at 12:00 midnight, New York City time, on Friday, February 11, 2005, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares that, when added to Shares already owned by CIT and its affiliates, represents at least a majority of the Shares on a fully diluted basis (the “Minimum Tender Condition”).

        The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission on January 14, 2005. The Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(1) and Exhibit (a)(2) hereto, respectively, and each is hereby incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated January 4, 2005, by and among the Company, Parent and Purchaser (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”). The Merger Agreement provides that, following the completion of the Offer, Purchaser will merge with and into the Company (the “Merger”), and the Company will be the surviving corporation in the Merger. In the Merger, each outstanding Share (other than Shares owned by the Company, Parent, Purchaser or any other subsidiary of Parent or stockholders who have properly exercised appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the same consideration paid per Share pursuant to the Offer, without interest thereon (the “Merger Consideration”).

        The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 1 CIT Drive, Livingston, New Jersey 07039 and that the telephone number at such principal executive offices is (973) 740-5000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

        Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to stockholders together with this Statement, is hereby incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

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        Confidentiality Agreement. In connection with Parent’s due diligence investigation of the Company, a Confidentiality Agreement, dated November 3, 2004 (the “Confidentiality Agreement”), was entered into between the Company and Parent. The Confidentiality Agreement contains customary provisions pursuant to which Parent has agreed to keep confidential for a period of two years from the date of the Confidentiality Agreement all non-public, confidential information relating to the Company disclosed to it by the Company, subject to customary exceptions. The Confidentiality Agreement also provides that, for two years from the date of the Confidentiality Agreement, Parent will not (i) acquire or attempt to acquire any securities of the Company except as approved by the Company’s Board of Directors, (ii) solicit proxies from stockholders, (iii) assist another person in doing any of the foregoing, or (iv) solicit for employment any employee of the Company.

        This summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(10) to this Statement and is hereby incorporated herein by reference.

        Stockholder Support Agreements between Parent and Certain Stockholders. Concurrently with entering into the Merger Agreement, Parent entered into Stockholder Support Agreements, dated January 4, 2005 (the “Stockholder Support Agreements”), with members of the Company’s management and Board of Directors and other stockholders of the Company, including Robert deRose, Michael H. Shaut, James G. Clark, Douglas L. Feist, Fabrizio Balestri, Samuel Belzberg, C. David Bushley, Richard J. Hughes, Leo Kornfeld, Jeffrey E. Stiefler, Robert V. Antonucci, The deRose Foundation, the 5/29/1991 AMD Trust, The deRose Family Trust dated November 16, 1986 and Winton Capital Holding LTD (the “Stockholders”).

        The Stockholder Support Agreements provide for the tender into the Offer of all Shares held by the Stockholders and, in addition, require that the Stockholders tender Shares acquired after the date of the Stockholder Support Agreements, whether upon the exercise of warrants or options to acquire Shares or otherwise. Shares subject to the Stockholder Support Agreements must be validly tendered into the Offer as promptly as practicable, and in any event no later than the third business day following the commencement of the Offer. The Stockholders may not withdraw any Shares so tendered.

        Except as otherwise provided in the Stockholder Support Agreements, each of the Stockholders will not:

•	sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing;
•	deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto;
•	enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares; or
•	take any action that would make any representation or warranty of such Stockholder therein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing his or its obligations thereunder.

        In addition, each of Messrs. deRose, Shaut, Feist and Balestri has agreed with Parent in their respective Stockholder Support Agreements to extend the period during which he cannot compete with the Company. Messrs. deRose and Shaut agreed to extend the period during which he cannot compete with the Company or solicit any of its customers, clients or employees for a period of three years after the Merger and for an additional period of three years following termination of his employment, but in no event later than the sixth anniversary following the completion of the Merger. Messrs. Feist and Balestri agreed to extend the period during which he cannot compete with the Company or solicit any of its customers, clients or employees for a period of three years after the completion of the Merger.

        Pursuant to the Stockholder Support Agreements, each Stockholder granted an irrevocable proxy to Parent (and agreed to execute such documents or certificates evidencing such proxy as Parent may reasonably request) to vote, at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, all of such Stockholder’s Shares (i) in favor of the adoption of the Merger Agreement, (ii) against competing acquisition proposals, (iii) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal that could result in a breach of any covenant,

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representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that could result in any of the conditions to the consummation of the Offer or the Merger not being fulfilled, and (iv) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of the Company. Each Stockholder further agreed to cause such Stockholder’s Shares to be voted in accordance with the foregoing.

        None of the Stockholders will, and each Stockholder will direct and will cause his or its employees and agents not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, take any action to facilitate the consummation of, or enter into agreements with any third party with respect to, a competing acquisition proposal, (ii) participate in discussions or negotiations with any third party with respect to a competing acquisition proposal, or (iii) in connection with a competing acquisition proposal, disclose any non-public information relating to the Company or any of its subsidiaries to any third party.

        The Stockholder Support Agreements (other than with respect to the non-solicitation and non-competition obligations of the Stockholders that are employed by the Company), and all rights and obligations of the parties thereunder, will terminate immediately upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, and (iii) December 31, 2005.

        On January 14, 2005, the Stockholders owned (either beneficially or of record) 3,551,060 Shares, constituting approximately 20% of the outstanding Shares, which, when combined with such Stockholders’ currently exercisable options to purchase Shares, constitute approximately 24% of the Shares outstanding.

        This summary is qualified in its entirety by reference to the Stockholder Support Agreements, which have been filed as Exhibits (e)(2) through (e)(9) to this Statement and are hereby incorporated herein by reference.

        Rights Agreement. On January 4, 2005, the Company entered into a Rights Agreement (the “Rights Agreement”) with American Stock Transfer & Trust Company, as rights agent. Pursuant to the Rights Agreement, the Company has declared the distribution of one right (a “Right”) for each outstanding Share and authorized the distribution of one Right for each Share issued in the future. The Rights are initially deemed to be attached to certificates representing Shares, and no separate certificates have been issued.

        Each Right initially represents the right to purchase one unit (a “Unit”) consisting of one-hundredth of a share of Series A Preferred Stock of the Company for a purchase price equal to $20.00 (the “Purchase Price”). The Series A Preferred Stock has the right to receive dividends in an amount equal to 100 times any dividend paid on the Shares and proceeds upon liquidation of the Company in an amount equal to 100 times the proceeds paid with respect to the Shares, and has 100 votes per share.

        Upon the occurrence of, among other events, any person other than Parent or any of its affiliates acquiring 15% or more of the outstanding Shares, the Rights flip in and allow the holder to acquire, upon payment of the Purchase Price, a number of Units equal to the result obtained by (x) multiplying the then-current Purchase Price by the number of Units for which a Right was exercisable immediately prior to the triggering event and (y) dividing that product by 50% of the then-current market price per Unit.

        Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the economic value of one Unit of Series A Preferred Stock that may be acquired upon the exercise of each Right is expected to approximate the economic value of one Share.

        The Company can amend the Rights Agreement, or redeem the Rights for a price of $0.01 per Right, at any time before the earlier of the expiration of the Rights Agreement or ten days after the Rights flip in. The Rights expire on the earlier to occur of June 30, 2005 and the effective time of the Merger.

        This summary is qualified in its entirety by reference to the Rights Agreement, which has been filed as Exhibit (e)(12) to this Statement and is hereby incorporated herein by reference.

        Company Stock Options. The Merger Agreement provides that, at the effective time of the Merger, each outstanding option to purchase Shares issued by the Company to its officers, directors and other employees pursuant to the Company’s Long Term Incentive Plan or any other agreement or arrangement, whether vested or unvested, will be cancelled, and in consideration of such cancellation will be converted into the right to receive, without interest but subject to applicable withholding, an amount in cash equal to (i) the number of Shares subject to the option multiplied by (ii) the excess of (A) the Merger Consideration over (B) the exercise price per Share of the option.

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        In addition, the form of stock option award agreement pursuant to which options are issued under the Company’s Long Term Incentive Plan provides that all options subject to the agreement shall become immediately exercisable upon a “change-of-control,” as defined in the Long Term Incentive Plan. The purchase by Purchaser of more than a majority of the Shares in the Offer will constitute a change-of-control under the terms of the Long Term Incentive Plan.

        Company Employee Benefit Plans. In the Merger Agreement, Parent has agreed that, during the period commencing with the effective time of the Merger and ending on the first anniversary thereof, the benefits provided to employees of the Company will not be less favorable, in the aggregate, than the wages and other compensation and benefits (other than equity or equity-based compensation and benefits and any pension or annually-based benefits) provided by the Company immediately prior to the date of the Merger Agreement. Parent also agreed to cause each employee benefit plan of Parent in which employees of the Company are eligible to participate to take into account, for purposes of eligibility and vesting, the service of such employee with the Company as if such service were with Parent, to the same extent that such service was credited under a comparable plan of the Company.

        Indemnification of Directors and Officers. In the Merger Agreement, Parent has agreed that the provisions relating to exculpation from liability, indemnification and advancement of expenses in the certificate of incorporation, bylaws and any agreements or commitments of the Company will not, at any time after the effective time of the Merger, be amended, repealed or otherwise modified in any manner that would adversely affect the rights of individuals who at the effective time of the Merger were present or former directors, officers or employees of the Company, except to the extent that any modifications are required by applicable law. The Merger Agreement provides that these provisions may be enforced by the applicable directors, officers and employees of the Company.

        Directors’ and Officers’ Insurance. The Merger Agreement provides that Parent will cause the Company, after the effective time of the Merger, to use reasonable efforts to maintain, for a period of at least six years after the effective time of the Merger, directors’ and officers’ liability insurance covering those persons who, as of the date of the Merger Agreement, were covered by the Company’s directors’ and officers’ liability insurance policies on terms no less favorable to the insured persons than those of the Company’s directors’and officers’ liability insurance policies as of the date of the Merger Agreement. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an annual cost of not greater than 150% of the annual aggregate premium for the Company’s current directors’ and officers’ liability insurance policies. The Merger Agreement provides that these provisions may be enforced by the applicable directors, officers and employees of the Company.

        Employment Arrangements. Each of Robert deRose, the Company’s Chairman of the Board and Chief Executive Officer, Michael H. Shaut, the Company’s President and Chief Operating Officer, James G. Clark, the Company’s Executive Vice President and Chief Financial Officer, and Douglas L. Feist, the Company’s Executive Vice President, Secretary and General Counsel, have employment agreements with the Company that provide for severance payments and other benefits to the executive if, during the two year period beginning upon a change-of-control of the Company, the executive’s employment is terminated by the Company without “cause” or by the executive for “good reason.” The Company entered into extensions of these agreements concurrently with the execution of the Merger Agreement. In the amended agreements, each of Messrs. deRose, Shaut and Feist agreed to a three-year term of employment beyond the effective time of the Merger and an extension of the period during which he cannot compete with the Company or solicit any of its customers, clients or employees so that it applies while he is employed during the agreed upon three-year term and, in the cases of Messrs. deRose and Shaut, for three years after termination of that employment. The amended periods during which Messrs. deRose, Shaut, Feist and Balestri may not compete with the Company are also discussed above in the description of the Stockholder Support Agreements. In addition, each of Messrs. deRose, Shaut and Feist agreed to amend his employment agreement to eliminate his right to terminate his employment agreement for “good reason” in connection with the consummation of the Merger. Mr. Clark agreed to continue his employment with the Company for up to five months after the Merger in order to assist the Company with transition matters in connection with the Merger.

        The Company also entered into new employment letters with Fabrizio Balestri, the President and Chief Executive Officer of the Company’s subsidiary Student Loan Xpress, Inc., and David A. Beach, the Company’s Executive Vice President and Chief Marketing Officer. The new employment letters provide that Messrs. Balestri

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and Beach may not compete with the Company or solicit any of its customers, clients or employees for a period of three years after the Merger. The new employment letters also provide for the payment of stay bonuses to Messrs. Balestri and Beach after the completion of the Merger.

        Each of the above employment agreements and amendments is described in the section entitled “Employment and Severance Agreements with Certain Officers” of Annex A to this Statement.

Item 4. The Solicitation or Recommendation.

        Recommendation of Our Board of Directors. At a meeting of the Board of Directors held on January 3, 2005, the Board of Directors of the Company, by unanimous vote and upon the unanimous recommendation of a Strategic Committee of the Board of Directors, (i) determined that the Merger Agreement, the Offer and the proposed Merger are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer and the proposed Merger, and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares in the Offer. At such meeting, the Board of Directors also, among other things, approved the consummation of the transactions contemplated by the Merger Agreement and the Stockholder Support Agreements for purposes of the “merger moratorium” provisions contained in Section 203 of the DGCL and approved, for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, the disposition by the directors and executive officers of the Company of securities in the Offer and the proposed Merger.

        The Board of Directors of the Company unanimously recommends that stockholders accept the Offer and tender their Shares in the Offer.

        A letter to the Company’s stockholders communicating the recommendation of the Board of Directors appears as the cover page to this Statement. The letter is also filed as Exhibit (a)(3) to this Statement and is hereby incorporated herein by reference.

        Background of the Offer; Contacts with Parent and Purchaser. On September 24, 2004, our Board of Directors appointed a Strategic Committee, consisting of Richard J. Hughes, as the Chairman, Robert deRose, Michael J. Shaut and Samuel Belzberg, to evaluate strategic alternatives for the Company. The Strategic Committee met on October 7 and 19, 2004 and with the full Board on October 22 and 29, 2004, and at these meetings had discussions, and received information from UBS Securities LLC (“UBS”), regarding the market for companies in the student loan sector and the probability of attracting a potential buyer.

        The Strategic Committee, on November 1, 2004, formally engaged UBS as its exclusive financial advisor and asked UBS to solicit indications of interest regarding a possible business combination with the Company.

        In accordance with directions from the Strategic Committee, during the week of November 1, 2004, UBS contacted and discussed the opportunity with four potential buyers that did not currently operate in the student lending sector, including Parent. During the remainder of that week and the beginning of the following week, confidentiality agreements were negotiated with these parties and information about the Company and its business was distributed to them. Preliminary, non-binding indications of interest were requested by November 22, 2004. The Strategic Committee decided to first approach buyers that did not currently operate in the student lending sector because, among other reasons, it believed that such buyers might require a longer time period to conduct due diligence.

        From November 9, 2004 through November 21, 2004, the four potential buyers were given the opportunity to conduct due diligence calls with members of the Company’s management team prior to submitting their indications of interest. In addition, as part of the due diligence process, on November 12, 2004, the Company provided Parent a data tape containing information regarding the loans in the Company’s student loan portfolio. During the week of November 22, 2004 several of the potential buyers, including Parent, submitted preliminary indications of interest.

        On November 22 and 24, 2004, the Strategic Committee discussed with UBS these indications of interest and decided to invite the parties that had submitted indications of interest to due diligence sessions with the Company in Cincinnati, Ohio. The Strategic Committee also directed UBS to contact and discuss the opportunity with companies that already operate in the student lending sector.

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        Over the next two weeks, UBS had discussions with four such companies. All of them expressed an interest in learning more about the opportunity, and information about the Company and its business was distributed to them during the first two weeks of December.

        From December 6, 2004 through December 21, 2004, the Company held due diligence sessions in Cincinnati, Ohio with each party that had indicated interest in acquiring the Company, including Parent.

        During the week of December 20, 2004, bids were submitted by the interested parties, including Parent. Parent’s bid included its proposed mark-up of the draft merger agreement that the Company had provided to the interested parties. Among other matters reflected in its mark-up of the agreement, Parent indicated that it wished the Company to enter into a stockholder rights agreement in connection with the execution of a definitive merger agreement. Parent also indicated that it was willing to structure the transaction as a tender offer followed by a second-step merger.

        On December 23, 2004, the Strategic Committee convened to evaluate the bids received to that date. During the week of December 27, 2004, an additional party submitted an indication of interest, which prompted a meeting of the Strategic Committee on December 28, 2004.

        On December 27, 2004, legal counsel for the Company and Parent discussed Parent’s proposed changes to the Company’s form of merger agreement. The parties discussed a number of the representations and warranties contained in the agreement, the covenants governing the period between signing and closing, the non-solicitation provisions, and Parent’s request for the Company to adopt a stockholder rights agreement. The parties agreed on the events upon which the agreement could be terminated by the Company and upon what circumstances a termination fee would become payable by the Company to Parent. The parties were unable to agree on the amount of the termination fee.

        The Strategic Committee made the decision to proceed with confirmatory due diligence with two of the bidders. On December 29, 2004 through December 31, 2004, these two parties completed confirmatory due diligence, which included site visits to the Company’s servicing operations in Cleveland, Ohio and meetings with senior executives of the Company, and participated in discussions with Thompson Hine LLP, the Company’s legal counsel, and UBS to clarify the terms and conditions of their bids.

        Following its confirmatory due diligence, Parent on January 2, 2005 submitted a revised bid, which increased its offer price to $19.05 per Share. The revised bid was subject to approval by Parent’s board of directors, which was scheduled to meet on January 4, 2005, and the execution by the Company of an exclusivity agreement. The revised bid was also subject to certain of the Company’s directors, officers and significant stockholders entering into stockholder support agreements pursuant to which the individuals would agree to support the proposed transaction, and to six members of the Company’s management agreeing to revised terms of employment that would become effective upon the completion of the Merger. In its revised bid, Parent confirmed that it had completed its due diligence review of the Company. Parent also continued to indicate that it was willing to structure the transaction as a tender offer followed by a second-step merger.

        The Strategic Committee, at a meeting held on January 2, 2005, considered Parent’s revised bid and the request to enter into an exclusivity agreement, and unanimously approved the execution of the exclusivity agreement proposed by Parent. Among other matters considered, the Committee heard from UBS that it was prepared to deliver a fairness opinion with respect to the per Share price included in Parent’s revised bid. That afternoon, the Company signed the exclusivity agreement, which provided that it would expire at 9:00 a.m. on January 5, 2005. The Company, with the assistance of Thompson Hine LLP and UBS, continued to negotiate with Parent the final terms of a merger agreement, as well as the terms of the stockholder support agreements.

        On January 2 and 3, 2005, discussions were held regarding the amended terms of employment that would be presented to the six members of management referenced in Parent’s revised bid.

        On January 3, 2005, the amended employment agreements proposed to be entered into with Robert deRose, the Company’s Chairman of the Board and Chief Executive Officer, Michael H. Shaut, the Company’s President and Chief Operating Officer, James G. Clark, the Company’s Executive Vice President and Chief Financial Officer, and Douglas L. Feist, the Company’s Executive Vice President, Secretary and General Counsel, and the new

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employment letters proposed to be entered into with Fabrizio Balestri, the President and Chief Executive Officer of the Company’s subsidiary Student Loan Xpress, Inc., and David A. Beach, the Company’s Executive Vice President and Chief Marketing Officer, were finalized.

        Each of Messrs. deRose, Shaut and Feist agreed to extend the term of his employment for three years after the Merger and, in the case of Messrs. deRose and Shaut, to extend the period during which he cannot compete with the Company or solicit any of its customers, clients or employees following the termination of his employment to a period of three years after such termination. In addition, each of Messrs. deRose, Shaut and Feist agreed to amend his employment agreement to eliminate his right to terminate his employment agreement for “good reason” in connection with the consummation of the Merger. Mr. Clark agreed to continue his employment with the Company for up to five months after the Merger in order to assist the Company with transition matters in connection with the Merger. Each of Messrs. Balestri and Beach agreed to enter into a new employment agreement providing that he cannot compete with the Company or solicit any of its customers, clients or employees for a period of three years after the Merger.

        On January 3, 2005, counsel for the Company and Parent again discussed the proposed terms of a merger agreement. The parties agreed on the final terms of the agreement, including the amount of the termination fee that would be payable by the Company to Parent under certain circumstances.

        The Company’s Board of Directors met on January 3, 2005, and unanimously voted to approve the Merger Agreement with Parent and recommend that our stockholders accept the Offer and tender their shares into the Offer. At this meeting, the Board considered, among other things, the matters set forth in this section below under the heading “Reasons for the Recommendation of Our Board of Directors.” In addition, UBS rendered its oral opinion addressed to the Company’s Board of Directors that, as of that date, and subject to and based on the assumptions, limitations and qualifications set forth therein, the consideration to be received by holders of the Company’s outstanding Shares (other than Parent, Purchaser and their respective affiliates) pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The Board’s approval of the Merger Agreement was subject to the condition that the Company did not receive, before the execution of the Merger Agreement with Parent, any additional or revised bids that the Strategic Committee believed should be brought to the attention of the full Board. In connection with its approval of the Merger Agreement, the Board was aware that the transaction was also subject to the approval of Parent’s board of directors, which was scheduled to meet the following day.

        On Tuesday morning, January 4, 2005, the second party that had previously submitted a bid and conducted confirmatory due diligence revised the terms of its bid, including an increase in its offer price. The new offer price was, however, still less than the price offered by Parent, and the bid was subject to certain contingencies not present in Parent’s bid. The bid also contemplated a straight merger transaction, without the upfront tender offer included in Parent’s bid, which meant the completion of the transaction, and the receipt of consideration by the Company’s stockholders, would involve a delay as compared to the transaction with Parent.

        On Tuesday afternoon, Parent’s board of directors approved the proposal outlined in its revised bid, and approved the execution of the Merger Agreement and the transactions contemplated thereby.

        The Strategic Committee reconvened on January 4, 2005, considered the status of negotiations with Parent and the revised bid by the second party, and UBS delivered its written opinion addressed to the Company’s Board of Directors that, as of January 4, 2005, and subject to and based on the assumptions, limitations and qualifications set forth therein, the consideration to be received by holders of the Company’s outstanding Shares (other than Parent, Purchaser and their respective affiliates) pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The Strategic Committee decided that a meeting of the full Board was not necessary and unanimously confirmed the decision to proceed with the transaction with Parent.

        On the evening of January 4, 2005, the Company and Parent signed the definitive Merger Agreement and issued a joint press release announcing the transaction. Concurrently with the execution of the Merger Agreement, the Company executed a Rights Agreement with American Stock Transfer & Trust Company and entered into amended or new employment agreements with six of the Company’s executives. In addition, a number of the Company’s directors, executives and stockholders entered into Stockholder Support Agreements with Parent.

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        Reasons for the Recommendation of Our Board of Directors. Our Board of Directors approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and recommends that our stockholders accept the Offer and tender their Shares in the Offer, for the following reasons:

•	Thoroughness of Process. The Board believes that the process for the solicitation of bids for the Company was thorough and fair. UBS, the Company’s financial advisor, approached potential buyers, including those that currently operate in the student loan sector and those that do not currently operate in that sector, and the Company furnished these potential buyers with relevant information about our financial condition, results of operations, business and prospects. These buyers were given an opportunity to meet with management and visit our facilities. At the completion of the process, Parent’s offer to pay $19.05 per Share was the highest price offered by any of the potential buyers. In addition, the next highest offer was subject to certain contingencies not present in Parent’s offer.
•	Recent and Historical Trading Activity. The $19.05 per Share to be received by our stockholders in the Offer and the Merger exceeds recent and historical market prices for the Shares. Over the last twelve months prior to the Board’s decision, the closing market prices of the Shares ranged from $12.40 per Share to $18.49 per Share. On January 3, 2005, the date on which the Board approved the Offer and the Merger, the Shares closed at a price of $15.86 per Share.
•	Knowledge of the Company and Student Loan Sector. Based on its knowledge of the student loan sector and the Company, its business and operations, its competitive position, prospects and risks, our Board believes that the $19.05 per Share consideration to be received by our stockholders in the Offer and the Merger is a fair price for the Shares.
•	Certainty and Timing. The Offer and the Merger are subject to minimal conditions and afford our stockholders the opportunity to receive cash for their Shares at the earliest possible time. Our Board believes that other strategic alternatives, such as continuing to operate as a stand-alone company or entering into an alliance with another company in the student loan sector, would entail relatively more risk than the Offer and the Merger, and our stockholders would not realize the value sought to be created by those alternatives as soon as they will in the Offer and the Merger.
•	Terms of the Merger Agreement. Our Board was advised by its counsel, Thompson Hine LLP, that the terms of the Merger Agreement are customary for transactions of this type. Our Board was also aware that the Merger Agreement permits our Board to consider unsolicited competing acquisition proposals and, to the extent required by its fiduciary duties, pursue any such proposal that is, or is reasonably likely to result in, a transaction that is more favorable to the Company and our stockholders than the Offer and the Merger and for which financing, to the extent required, is then committed or is reasonably likely to be obtained in a timely manner, subject to the termination of the Merger Agreement and the payment of a termination fee to Parent in the amount of $13.5 million. Our Board was advised by Thompson Hine LLP that the amount of this termination fee was within the range of the fees payable by other companies in comparable transactions. Our Board was also aware that the Stockholder Support Agreements will terminate if our Board decides to terminate the Merger Agreement in order to pursue a superior transaction.
•	Recommendation by Strategic Committee. At the meeting of our Board on January 3, 2005, the Strategic Committee of the Board, which was appointed on September 24, 2004 to consider the strategic alternatives available to the Company, unanimously recommended that our Board approve the Merger Agreement, the Offer and the Merger. Our Board was aware that the Strategic Committee, before reaching its recommendation, had considered the matter over the course of several months. The reasons for the Strategic Committee’s recommendation, which are the same as the reasons described herein, were discussed at the Board meeting.
•	Presentation and Opinion of Financial Advisor. At the meeting of our Board on January 3, 2005, UBS made a presentation regarding the fairness, from a financial point of view, of the consideration to be received by holders of the Company’s outstanding Shares (other than Parent, Purchaser and their respective affiliates) pursuant to the Offer and the Merger. Our Board considered this presentation, as well as UBS’s opinion addressed to the Board that, as of that date, and subject to and based on the assumptions, limitations and qualifications set forth therein, the consideration to be received by holders of the Company’s outstanding Shares (other than Parent, Purchaser and their respective affiliates) pursuant to the

8

Offer and the Merger is fair, from a financial point of view, to such holders. The full text of UBS’s opinion is set forth as Annex B to this Statement.

        The preceding discussion of the reasons for our Board’s recommendation is not intended to be exhaustive, although it does set forth the principal reasons for our Board’s recommendation.

        Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, each director and executive officer of the Company who owns Shares intends to tender in the Offer all such Shares that each such person owns of record or beneficially, other than such Shares, if any, that any such person beneficially owns pursuant to stock options that the person elects not to exercise. Upon the completion of the Merger, pursuant to the Merger Agreement, each outstanding option to purchase Shares issued by the Company to its officers, directors and other employees pursuant to the Company’s Long Term Incentive Plan or any other agreement or arrangement, whether vested or unvested, will be cancelled and the holder thereof will receive, in respect of each Share subject thereto, cash equal to the excess, if any, of the Merger Consideration over the exercise price per Share of such option. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Company Stock Options.” Based on the execution of the Stockholder Support Agreements, the Company believes that the stockholders party to such agreements will tender in the Offer all of the Shares held by them that are subject to such agreements.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

        Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

        The Company has outstanding a number of options and warrants to purchase Shares that are currently exercisable but will not by their terms convert into the Merger Consideration in connection with the completion of the Merger. Employees of the Company may contact the holders of these options and warrants for the purpose of facilitating the participation by these holders in the Offer or the Merger, and the receipt of the Offer Consideration or the Merger Consideration, as applicable, for the Shares underlying such options and warrants.

Item 6. Interest in Securities of the Subject Company.

        Except as set forth in this Statement, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than (i) the execution and delivery of the Merger Agreement and the Stockholder Support Agreements and (ii) two gifts, one of 500 Shares and one of 1,000 Shares, by Michael H. Shaut, the Company’s President and Chief Operating Officer, to two charitable organizations. These gifts were made on December 31, 2004 and were valued at $15.52 per Share, the closing price on the date of the gift.

Item 7. Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

        Delaware General Corporation Law. The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer and the Merger.

9

        Short Form Merger. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after the completion of the Offer without a vote by the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by the Company’s stockholders will be required under the DGCL to effect the Merger. As a result, the Company will be required to comply with the federal securities laws and regulations governing votes of its stockholders. Among other things, the Company will be required to prepare and distribute an information statement and, as a consequence, a longer period of time will be required to effect the Merger. This will delay payment of the Merger Consideration to stockholders who do not tender their Shares in the Offer. It is a condition to the completion of the Offer that the number of Shares tendered, when added to the number of Shares already owned by CIT and its affiliates, represents at least a majority of the Shares outstanding on a fully diluted basis. In addition, Parent and Purchaser have agreed to cause all of the Shares acquired by them in the Offer or otherwise owned by them, if any, to be voted in favor of the adoption of the Merger Agreement. If the Minimum Tender Condition shall have been satisfied and the Offer is consummated, the Shares owned by Purchaser would represent more than a majority of the outstanding Shares, comprising voting power sufficient to adopt the Merger Agreement without the vote of any other stockholder. Accordingly, adoption of the Merger Agreement would be assured.

        Appraisal Rights. Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the time of the Merger who comply with all statutory requirements and do not vote in favor of the Merger will have the right pursuant to the provisions of Section 262 of the DGCL to dissent and demand an appraisal of their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the amount of the Merger Consideration or the market value of the Shares. The value so determined could be more or less than the Merger Consideration.

        Appraisal rights cannot be exercised at this time. In connection with the Merger, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

        Merger Moratorium Law. Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person that beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination”(which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the date such person became an interested stockholder unless:

•	before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;
•	upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or
•	following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66% of the outstanding voting stock of the corporation not owned by the interested stockholder.

        The Board of Directors of the Company approved the transactions contemplated by the Merger Agreement and the Stockholder Support Agreements for purposes of Section 203 of the DGCL at its meeting held on January 3, 2005, as described in Item 4 of this Statement above. The restrictions of Section 203 of the DGCL will therefore not apply to the transactions contemplated by the Merger Agreement or the Stockholder Support Agreements.

10

        Antitrust Laws. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements.

        Pursuant to the requirements of the HSR Act, Parent intends to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares by Purchaser pursuant to the Offer will expire at 11:59 P.M., New York City time, on the 15th day following Parent’s filing of the Notification and Report Form, unless earlier terminated by the FTC and the Antitrust Division. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Parent. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, 10 days after Parent’s substantial compliance with such request. Thereafter, such waiting period can be extended only by court order.

        Purchaser’s Offer to Purchase states that Shares will not be accepted for payment or paid for by Purchaser pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. If Purchaser’s acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. Private parties and individual states may also bring legal actions under the antitrust laws. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. See the section of Purchaser’s Offer to Purchase entitled “Certain Conditions of the Offer” for a description of the conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Item 9. Material to be Filed as Exhibits.

        The following exhibits are filed with this Statement:

Exhibit	Description

(a)(1)	Offer to Purchase of Purchaser, dated January 14, 2005 (incorporated by reference to Exhibit (a)(1) of the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on January 14, 2005).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on January 14, 2005).

(a)(3)	Letter to the stockholders of the Company, dated January 14, 2005.*

(a)(4)	Press release issued by the Company and Parent on January 4, 2005 (incorporated by reference to the press release filed by the Company under cover of Schedule 14D-9 with the Securities and Exchange Commission on January 5, 2005).

(e)(1)	Agreement and Plan of Merger, dated January 4, 2005, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 5, 2005).

(e)(2)	Stockholder Support Agreement, dated January 4, 2005, by and between Parent and Robert deRose (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(e)(3)	Stockholder Support Agreement, dated January 4, 2005, by and between Parent and Michael H. Shaut (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

11

(e)(4)	Stockholder Support Agreement, dated January 4, 2005, by and between Parent and Douglas L. Feist (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(e)(5)	Stockholder Support Agreement, dated January 4, 2005, by and between Parent and James G. Clark (incorporated by reference to Exhibit 99.4 of the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(e)(6)	Stockholder Support Agreement, dated January 4, 2005, by and between Parent and Fabrizio Balestri (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(e)(7)	Stockholder Support Agreement, dated January 4, 2005, by and between Parent and Samuel Belzberg, C. David Bushley, Richard J. Hughes, Leo Kornfeld, Jeffrey E. Stiefler and Robert V. Antonucci (incorporated by reference to Exhibit 99.6 of the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(e)(8)	Stockholder Support Agreement, dated January 4, 2005, by and between Parent and The deRose Foundation, the 5/29/1991 AMD Trust and The deRose Family Trust dated November 16, 1986 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(e)(9)	Stockholder Support Agreement, dated January 4, 2005, by and between Parent and Winton Capital Holding LTD (incorporated by reference to Exhibit 99.8 of the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(e)(10)	Confidentiality Agreement, dated November 3, 2004, by and between the Company and Parent (incorporated by reference to Exhibit (d)(10) of the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on January 14, 2005).

(e)(11)	Exclusivity Agreement, dated January 2, 2005, by and between the Company and Parent (incorporated by reference to Exhibit (d)(11) of the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on January 14, 2005).

(e)(12)	Rights Agreement, dated January 4, 2005, by and between the Company and American Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 5, 2005).

(e)(13)	Executive Employment Agreement, dated September 15, 2001, by and between the Company and Robert deRose (incorporated by reference to Exhibit 10.2 of the Annual Report on Form 10-KSB filed by the Company with the Securities and Exchange Commission on March 29, 2002).

(e)(14)	Amendment Agreement, dated January 4, 2005, by and between the Company and Robert deRose (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 5, 2005).

(e)(15)	Executive Employment Agreement, dated September 15, 2001, by and between the Company and Michael H. Shaut (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-KSB filed by the Company with the Securities and Exchange Commission on March 29, 2002).

(e)(16)	Amendment Agreement, dated January 4, 2005, by and between the Company and Michael H. Shaut (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 5, 2005).

(e)(17)	Executive Employment Agreement, dated September 15, 2001, by and between the Company and James G. Clark (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-KSB filed by the Company with the Securities and Exchange Commission on March 29, 2002).

12

(e)(18)	Letter Agreement, dated January 4, 2005, by and between the Company and James G. Clark (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 5, 2005).

(e)(19)	Executive Employment Agreement, dated September 15, 2001, by and between the Company and Douglas L. Feist (incorporated by reference to Exhibit 10.5 of the Annual Report on Form 10-KSB filed by the Company with the Securities and Exchange Commission on March 29, 2002).

(e)(20)	Amendment Agreement, dated January 4, 2005, by and between the Company and Douglas L. Feist (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 5, 2005).

(e)(21)	Letter Agreement, dated January 4, 2005, by and between the Company and Fabrizio Balestri (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 5, 2005).

(e)(22)	Letter Agreement, dated January 4, 2005, by and between the Company and David A. Beach (incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 5, 2005).

(g)	None.

ANNEX A	Information Statement of the Company, dated January 14, 2005.

ANNEX B	Fairness Opinion of UBS Securities LLC.

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to the stockholders of the Company.

13

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDUCATION LENDING GROUP, INC.

By:	/s/ Robert deRose
Name: Robert deRose Title: Chairman and Chief Executive Officer

Dated: January 14, 2005

14

Annex A

EDUCATION LENDING GROUP , INC.

12760 High Bluff Drive, Suite 210
San Diego, California 92130

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act
of 1934 and Rule 14f-1 Thereunder

        This Information Statement is being mailed on or about January 14, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of Education Lending Group, Inc., a Delaware corporation (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by CIT ELG Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of CIT Group Inc., a Delaware corporation (“Parent”), to at least a majority of the seats on the Board of Directors of the Company (the “Board” or the “Board of Directors”).

        On January 4, 2005, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser, pursuant to which Purchaser is required to commence a tender offer to purchase all of the outstanding shares of common stock, $0.001 par value, of the Company, including the associated preferred share purchase rights (the “Shares”), at a price per Share of $19.05, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to the stockholders of the Company and are filed as Exhibit (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on January 14, 2005.

        The Merger Agreement provides that, on the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the effective time of the Merger, the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Share (other than Shares held by the Company, Parent, Purchaser or any other subsidiary of Parent or stockholders who have properly exercised appraisal rights under Section 262 of the DGCL) will be converted into the right to receive a per Share price equal to the Offer Price, without interest thereon (the “Merger Consideration”).

        The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement is annexed as Annex A, which was filed by the Company with the SEC on January 14, 2005.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as identified herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Statement.

A-1

        Pursuant to the Merger Agreement, Purchaser commenced the Offer on January 14, 2005. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, February 11, 2005, unless extended in accordance with its terms.

General Information Regarding the Company

        The Shares are the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of December 31, 2004, there were 17,832,052 Shares issued and outstanding. Parent and Purchaser own no Shares as of the date hereof.

Purchaser’s Right to Designate Directors to the Company’s Board of Directors

        The Merger Agreement provides that, if requested by Parent or Purchaser, the Company will, promptly following the purchase by Purchaser pursuant to the Offer of that number of Shares which, when aggregated with the Shares then owned by Parent and any of its affiliates, represents at least a majority of the Shares then outstanding on a fully diluted basis, take all reasonable actions necessary to cause such persons designated by Purchaser to become directors of the Company, subject to compliance with Section 14(f) of the Exchange Act, as will give Purchaser representation on the Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company’s Board of Directors (giving effect to the directors elected as described in this sentence) multiplied by (b) the ratio of the number of Shares beneficially owned by Purchaser or its affiliates to the number of Shares then outstanding. In connection with such request, if practicable and as necessary, the Company may either increase the size of the Company’s Board of Directors (subject to the provisions of the Company’s Amended and Restated Certificate of Incorporation and Bylaws) or obtain the resignation of such number of its current directors as is necessary to enable Purchaser’s designees to be elected to the Company’s Board of Directors.

        In the event that Purchaser’s designees are elected to the Company’s Board of Directors, until the effective time of the Merger, the Board of Directors will have at least two members who are currently directors of the Company, except to the extent that no such individuals wish to be directors.

        The following table sets forth certain information with respect to the individuals Purchaser may designate to serve on the Company’s Board of Directors (each, a “Purchaser Designee”), including their current principal occupation or employment and five-year employment history. Each Purchaser Designee is a citizen of the United States. Unless otherwise indicated, the business address of each designee is 1 CIT Drive, Livingston, New Jersey 07039.

Name	Present principal occupation or employment; material positions held during past five years
Thomas B. Hallman	Purchaser’s President and Director since January 2005. Mr. Hallman has served as Parent’s Vice Chairman, Specialty Finance since September 2003. Previously, Mr. Hallman served as Group Chief Executive Officer of Parent’s Specialty Finance Group since July 2001. Mr. Hallman served as Chief Executive Officer of the Consumer Finance business unit, the home equity unit of Specialty Finance, since joining Parent in 1995, and held a number of executive and management positions with other financial services firms prior to 1995.

Robert J. Ingato	Purchaser’s Executive Vice President, Secretary and Director since January 2005. Mr. Ingato has served as Parent’s Executive Vice President and General Counsel since June 2001, and additionally as Secretary since August 14, 2002. Previously, Mr. Ingato served as Executive Vice President and Deputy General Counsel since November 1999. Mr. Ingato served as Executive Vice President of Newcourt Credit Group Inc., which was acquired by Parent, since January 1998, as Executive Vice President and General Counsel of AT&T Capital Corporation, a predecessor of Newcourt, since 1996, and in a number of other legal positions with AT&T Capital since 1988.

A-2

Name	Present principal occupation or employment; material positions held during past five years
Joseph M. Leone	Purchaser’s Executive Vice President, Chief Financial Officer and Director since January 2005. Mr. Leone has served as Parent’s Vice Chairman and Chief Financial Officer since September 2003. Previously, Mr. Leone served as Executive Vice President and Chief Financial Officer since July 1995. Mr. Leone served as Executive Vice President of Sales Financing, a business unit of Parent, from June 1991, Senior Vice President and Controller since March 1986, and in a number of other executive positions with Manufacturers Hanover Corporation since May 1983. Mr. Leone is a certified public accountant and a member of the American Institute of Certified Public Accountants.

Thomas L. Abbate	Director of Purchaser since January 2005. Parent’s Executive Vice President and Chief Risk Officer since July 2000. Previously, Mr. Abbate served as Executive Vice President of Credit Risk Management of Parent since October 1999 and as Executive Vice President and Chief Credit Officer of Equipment Financing, a business unit of Parent, since August 1991. Prior to August 1991, Mr. Abbate held a number of executive positions with Parent and with Manufacturers Hanover Corporation, where he had been employed since 1973.

Lawrence A. Marsiello	Director of Purchaser since January 2005. Mr. Marsiello has served as Vice Chairman and Chief Lending Officer of Parent since September 2003. Previously, Mr. Marsiello served as Group Chief Executive Officer of Parent’s Commercial Finance Group since August 1999. Mr. Marsiello served as Chief Executive Officer of the Commercial Services business unit, the factoring unit of Commercial Finance, since August 1990, and in a number of other executive positions with Parent and Manufacturers Hanover Corporation, since 1974.

William J. Taylor	Director of Purchaser since January 2005. Mr. Taylor has served as Executive Vice President and Controller of Parent since November 1999. Previously, Mr. Taylor served as Senior Vice President and Controller since 1993, as Vice President and Controller since 1991, and joined Parent as Vice President and Assistant Controller in 1989. Prior to joining Parent, he served as Senior Vice President and Controller of Crossland Savings FSB and as a Senior Audit Manager with KPMG specializing in financial services. Mr. Taylor is a certified public accountant and a member of the American Institute of Certified Public Accountants.

        Parent and Purchaser have informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. None of the Purchaser Designees is currently a director of, or holds any position with, the Company. Parent and Purchaser have advised the Company that, to their knowledge, none of the Purchaser Designees has a familial relationship with any director or executive officer of the Company or beneficially owns any securities (or any rights to acquire any such securities) of the Company. The Company has been advised by Parent and Purchaser that, to their knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between Parent, Purchaser and the Company that have been described in the Schedule TO or the Statement.

A-3

Principal Stockholders

        Our only outstanding class of voting securities is the Shares. The following table sets forth information regarding ownership of our Shares as of December 31, 2004 (except as otherwise noted) by: (a) each person who owns beneficially more than 5% of our Shares, to the extent known by our management, (b) each of our Directors, our chief executive officer and our five other most highly paid executive officers, and (c) all Directors and executive officers as a group. All information with respect to beneficial ownership has been furnished by the named person or is based on filings with the SEC.

Name (1)	Number of Shares Owned (2)	Right to Acquire Shares (3)	Percent of Outstanding Shares
Roland and Dawn Arnall Living Trust (4) 1100 Town & Country Road Orange, California 92868	1,875,000	0	10.51%
Winton Capital Holding LTD (5) 5th Floor, Zephyr House, Mary Street George Town PO Box 32002 SMB Grand Cayman, Cayman Islands, B.W.I	1,484,000	62,500	8.64%
Robert deRose (6)(7)	1,169,333	113,334	7.15%
Michael H. Shaut (6)(8)	527,500	448,332	5.34%
Douglas L. Feist (6)	38,192	115,192	*
Fabrizio Balestri (6)	22,000	143,333	*
James G. Clark (6)	151,667	1,667	*
David H. Harmon	0	25,000	*
Robert V. Antonucci	138	0	*
Samuel Belzberg (9)(10)	75,440	53,500	*
C. David Bushley	517	50,000	*
Richard J. Hughes	48,000	23,500	*
Leo Kornfeld	33,500	15,000	*
Jeffrey E. Stiefler	773	50,000	*
Directors and executive officers as a group (14 persons)	2,420,192	1,088,899	18.55%

*	Represents less than 1% of the 17,832,052 Shares outstanding on December 31, 2004.
(1)	Unless otherwise indicated, the address for each individual is care of Education Lending Group, Inc. 12760 High Bluff Drive, Suite 210, San Diego, California 92130.
(2)	Except as otherwise stated in the notes below, beneficial ownership of the Shares held by each individual consists of sole voting power and sole investment power, or of voting power and investment power that is shared with the spouse or family members of the individual.
(3)	Represents Shares that may be acquired pursuant to options or warrants that are currently exercisable or will be exercisable within 60 days of December 31, 2004, other than due to the completion of the Offer or the Merger.
(4)	Based solely on information obtained from a Schedule 13-G filed with the SEC on April 22, 2003.
(5)	Based solely on information obtained from a Schedule 13-G filed with the SEC on February 6, 2004.
(6)	Includes the following number of restricted Shares granted on August 3, 2004 and subject to three-year cliff vesting: deRose - 10,000 Shares, Shaut - 10,000 Shares, Feist - 5,000 Shares, Clark - 5,000 Shares, and Balestri - 5,000 Shares. If the Offer is completed, the restrictions on these Shares will automatically be removed pursuant to the terms under which the restricted Shares were granted.
(7)	Includes 25,000 Shares owned by The deRose Foundation, for which Mr. deRose has sole investment power, 10,000 Shares owned through an IRA, for which Mr. deRose has sole investment power, 40,333 Shares purchased by Mr. deRose as trustee of the 5/29/1991 AMD Trust, for which he has sole investment power, and 1,084,000 Shares owned by The deRose Family Trust dated November 16, 1986, for which Mr. deRose has sole investment power.
(8)	Includes 3,600 Shares owned by Mr. Shaut’s children, for which he has sole investment power.
(9)	Includes 75,000 Shares owned by Gibralt Corporation, for which Mr. Belzberg has sole voting power.
(10)	The son of Mr. Belzberg is the owner of Winton Capital Holding LTD, the beneficial owner, as of February 6, 2004, of 1,484,000 Shares, including warrants for 62,500 Shares. Mr. Belzberg has no voting or investment power with respect to the Shares held by Winton Capital Holding LTD and disclaims any ownership interest in such Shares.

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Current Directors and Executive Officers of the Company

Directors

Name	Age	Director Since
Robert deRose	58	1999
Michael H. Shaut	54	2001
Robert V. Antonucci	59	2004
Samuel Belzberg	76	2001
C. David Bushley	62	2003
Richard J. Hughes	49	2002
Leo Kornfeld	82	2001
Jeffrey E. Stiefler	58	2003

        Robert deRose, our Chairman of the Board of Directors and Chief Executive Officer. Mr. deRose has been our Chief Executive Officer since April 1999 and was our President from April 1999 until March 1, 2001. Mr. deRose was the president and chief executive officer of American Express Educational Loans, previously one of the largest student financial aid lenders in the country, from October 1995 through January 1998, and continued to provide consulting services through April 1999. Mr. deRose founded The Educational Funding Company LLC (American Express Educational Loans) and developed innovative direct marketing programs in telemarketing, direct mail and e-commerce. Mr. deRose is currently a director and president of the Survivors Rehabilitation Foundation and The deRose Foundation.

        Michael H. Shaut, a Director and our President and Chief Operating Officer and President of Education Lending Services, Inc., Education Funding Resources, LLC and Education Funding Capital I, LLC, our wholly owned subsidiaries. Mr. Shaut has been our President and Chief Operating Officer since March 1, 2001 and has been President of Education Lending Services, Inc. since its incorporation on October 3, 2000. Mr. Shaut was formerly the president and chief executive officer of Student Loan Funding Resources, Inc., an originator and secondary market purchaser of guaranteed and alternative supplemental student loans, from 1999 until October 2000. Mr. Shaut was instrumental in selling the company to Student Loan Marketing Association (Sallie Mae) in 2000. Mr. Shaut was president of Education Planning Services, Inc., a joint venture company with Arthur Anderson, LLC, focused on providing strategic consulting services to the higher education finance community, during 1998 and 1999. From December 1995 through June 1998, Mr. Shaut was executive vice president and chief operating officer of The Student Loan Funding Corporation (now known as Student Loan Funding Resources, Inc.) where Mr. Shaut managed the day to day operations of the company.

        Robert V. Antonucci, Independent Director. Dr. Atonucci has been president and chief executive officer of Fitchburg State College since June 2003. From 2001 until 2003, he was the president of the school group at Riverdeep—The Learning Center, a provider of electronic educational software. From 1998 until 2001, Dr. Antonucci was president and chief executive officer of Harcourt Learning Direct and Harcourt Higher Education. From 1992 until 1998, Dr. Antonucci served as the Commissioner of Education for the Commonwealth of Massachusetts. Dr. Antonucci currently serves on the board of trustees for Plymouth Savings Bank and as a corporator of Cape Cod Health Care, Inc. Effective January 13, 2005, he began serving on the Board of Directors of Unitil Corporation, an AMEX-listed public company.

        Samuel Belzberg, Independent Director and Chairman of the Board Nomination Committee. Since 1991, Mr. Belzberg has been president of Gibralt Capital Corporation, a Canadian private investment company that, through its affiliates, has an equity interest in several private and public operating companies as well as significant real estate holdings. Prior to 1991, Mr. Belzberg was chairman and chief executive officer of First City Financial Corporation Ltd., a full service financial institution founded by Mr. Belzberg. Mr. Belzberg is chairman of the Dystonia Medical Research Foundation, founded by him and his wife in 1977, and chairman of the Simon Wiesenthal Center of Los Angeles. Mr. Belzberg also serves as a director of e-Sim Ltd., of Jerusalem, Israel and Diomed, Inc.

        C. David Bushley, Independent Director and Chairman of the Compensation Committee. Mr. Bushley is the National Compensation Practice Leader—Financial Services for Mellon Human Resources & Investor Solutions, a division of Mellon Financial, the world’s fourth largest human resources consulting company. Mr. Bushley

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specializes in creating compensation and performance management programs for companies undergoing change through mergers, acquisitions, divestitures and private equity spin-offs, with a focus on financial services companies. Mr. Bushley has served in this capacity with Mellon since 2002, and with several of its predecessor organizations since 1996. Prior to 1996, Mr. Bushley served as chief financial officer of Amdura Corporation, an NYSE-listed public manufacturing company, and prior to that held executive positions in lending and mortgage banking, including president of Merrill Lynch Mortgage and president of National City Mortgage. Mr. Bushley’s prior managerial responsibilities include credit risk management, financial analysis and management reporting. Mr. Bushley is a Certified Management Accountant.

        Richard J. Hughes, Independent Director and Chairman of the Audit Committee. Since 1997, Mr. Hughes has been the chief executive officer of Milestone Equities LLC, a privately held strategic financial ventures firm that has principally focused on leveraged buyout transactions and roll-ups of mid-cap companies. Milestone is involved in the creation and financing of start-up software companies. From 1983 through 1996, Mr. Hughes was a partner with KPMG, a public accounting firm, where he had extensive experience with companies in the financial, manufacturing, information technology and bioscience industries, with his primary focus on financial services companies. He specialized in providing consulting services related to mergers, acquisitions and reorganizations. Among his managerial responsibilities were quality assurance and assessment, risk management, financial forecasting and reporting and recruiting. Mr. Hughes is a Certified Public Accountant.

        Leo Kornfeld, Independent Director and Chairman of the Government Liaison Committee. Mr. Kornfeld joined us as a consultant in August 2001 and was Executive Vice President of Education Lending Services, Inc. from November 2002 until March 31, 2004. Mr. Kornfeld has been President of Kornfeld & Associates, an education consulting firm, since 1996. Appointed by President Clinton, Mr. Kornfeld served as a Senior Advisor to the Secretary of Education from 1993 to 1996 where he assisted the Secretary in reengineering student lending by developing and operating the Direct Student Loan Program. During his years at the Department of Education, Mr. Kornfeld also served as chief information officer. Mr. Kornfeld was a presidential appointee during the Carter Administration and was responsible, as Deputy Commissioner, for the Student Financial Aid Program. Mr. Kornfeld has also held senior executive positions in various corporations, including Citicorp and Automatic Data Processing.

        Jeffrey E. Stiefler, Independent Director. Mr. Stiefler is currently chairman, president and chief executive officer of Digital Insight, Inc. Mr. Stiefler has been an advisor to North Castle Partners, a private equity firm, since November 2001. Prior to that, Mr. Stiefler was an operating partner of McCown De Leeuw & Co., a private equity firm, from 1996 to 1999. Mr. Stiefler was also chairman of International Data Response Corporation, a direct marketing and customer service outsourcing business and a portfolio company of McCown De Leeuw & Co., from 1996 to 1999. Mr. Stiefler was the chairman of Outsourcing Solutions, Inc., an accounts receivable management outsourcing business and portfolio company of McCown De Leeuw & Co., from 1997 to 1998. Outsourcing Solutions, Inc. filed for protection under Chapter 11 of the United States Bankruptcy Code in May 2003. Mr. Stiefler was president of American Express Company from 1993 to 1995 and served on the board of directors.

Executive Officers

Name	Age	Position
Robert deRose	58	Chairman of the Board and Chief Executive Officer
Michael H. Shaut	54	President and Chief Operating Officer
James G. Clark	45	Executive Vice President and Chief Financial Officer
Douglas L. Feist	57	Executive Vice President, Secretary and General Counsel
Fabrizio Balestri	51	President and Chief Executive Officer, Student Loan Xpress, Inc.
David H. Harmon	53	President and Chief Executive Officer, Education Loan Servicing Corporation
David A. Beach	50	Executive Vice President and Chief Marketing Officer
Michael O’Brien	34	President and Chief Executive Officer, FinancialAid.com, LLC

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        Robert deRose, our Chairman of the Board of Directors and Chief Executive Officer. Mr. deRose has been our Chief Executive Officer since April 1999 and was our President from April 1999 until March 1, 2001. Mr. deRose was the president and chief executive officer of American Express Educational Loans, previously one of the largest student financial aid lenders in the country, from October 1995 through January 1998, and continued to provide consulting services through April 1999. Mr. deRose founded The Educational Funding Company LLC (American Express Educational Loans) and developed innovative direct marketing programs in telemarketing, direct mail and e-commerce. Mr. deRose is currently a director and president of the Survivors Rehabilitation Foundation and The deRose Foundation.

        Michael H. Shaut, our President and Chief Operating Officer and President of Education Lending Services, Inc., Education Funding Resources, LLC and Education Funding Capital I, LLC, our wholly owned subsidiaries. Mr. Shaut has been our President and Chief Operating Officer since March 1, 2001 and has been President of Education Lending Services, Inc. since its incorporation on October 3, 2000. Mr. Shaut was formerly the president and chief executive officer of Student Loan Funding Resources, Inc., an originator and secondary market purchaser of guaranteed and alternative supplemental student loans, from 1999 until October 2000. Mr. Shaut was instrumental in selling the company to Student Loan Marketing Association (Sallie Mae) in 2000. Mr. Shaut was president of Education Planning Services, Inc., a joint venture company with Arthur Anderson, LLC, focused on providing strategic consulting services to the higher education finance community, during 1998 and 1999. From December 1995 through June 1998, Mr. Shaut was executive vice president and chief operating officer of The Student Loan Funding Corporation (now known as Student Loan Funding Resources, Inc.) where Mr. Shaut managed the day to day operations of the company.

        James G. Clark, our Executive Vice President and Chief Financial Officer and Executive Vice President and Chief Financial Officer of our subsidiaries, Education Lending Services, Inc., Student Loan Xpress, Inc., Education Funding Resources, LLC and Education Funding Capital I, LLC. Mr. Clark has been our Chief Financial Officer since March 1999, Executive Vice President since March 1, 2001 and Executive Vice President and Chief Financial Officer of Education Lending Services, Inc., Student Loan Xpress, Inc., Education Funding Resources, LLC and Education Funding Capital I, LLC since their formation. Mr. Clark was formerly the chief financial officer of DTS Communications, Inc., a software development company providing electronic closing services to the real estate industry, from May 1996 until February 1998. As chief financial officer, Mr. Clark was responsible for all of the financial affairs of DTS, including budgeting, banking, cash management, investor relations, insurance and financial reporting. Mr. Clark was also responsible for developing and implementing the company’s procedures in the areas of purchasing, collections/accounts receivable, inventory, credit approval, payroll/human resources, payment terms and travel.

        Douglas L. Feist, our Executive Vice President, Secretary and General Counsel and Executive Vice President and Secretary of Education Lending Services, Inc, Student Loan Xpress, Inc., Education Funding Resources, LLC and Education Funding Capital I, LLC. Mr. Feist has been our Secretary and General Counsel since April 1999, Executive Vice President since March 1, 2001 and Executive Vice President and Secretary of Education Lending Services, Inc., Student Loan Xpress, Inc., Education Funding Resources, LLC and Education Funding Capital I, LLC since their formation. Mr. Feist was a senior vice president and general counsel of UBL Financial Corporation, an insurance services holding company, from February 1993 through December 1998. Mr. Feist joined The Educational Funding Company LLC (American Express Educational Loans) in October 1995 as an owner, senior vice president and general counsel. Mr. Feist currently serves as a director for Gordon Composites, Inc., Datavision Technologies Corporation and Nytro Multisport Technology, Inc. and is the sole director and officer of Douglas L. Feist Professional Corporation.

        Fabrizio Balestri, President and Chief Executive Officer of Student Loan Xpress, Inc. since January 1, 2002. Along with Mr. deRose, Mr. Balestri was one of the founders of The Educational Funding Company LLC which was sold to American Express Company in 1998 and renamed American Express Educational Loans. Mr. Balestri was the senior vice president of Institutional Sales at American Express Educational Loans. Prior to that, Mr. Balestri spent 14 years with Student Loan Marketing Association (Sallie Mae) where he held various positions, including assistant vice president and director of the Western Region, Director of Sales & Technology Partners Products, and Director of Customer Service, Client Services.

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        David H. Harmon, President and Chief Executive Officer of Education Loan Servicing Corporation since November 10, 2003. Prior to joining us, Mr. Harmon had been with Great Lakes Higher Education Corporation since 1988. He was initially hired as the vice president for Ohio operations and was an executive vice president when he left in 2003. At Great Lakes Higher Education Corporation, Mr. Harmon held positions of increasing responsibility, including executive vice president, during which time he was principally responsible for leading the expansion of the corporation from a single-state guarantor/servicer to its current position as the third largest guarantor in the country. Mr. Harmon has also been executive director at the Ohio Student Loan Commission, which is the State’s designated guarantor and servicer of education loans. Mr. Harmon’s career in education loans began at The Ohio State University, where he served as associate director of the Student Loan Office. Mr. Harmon’s experience in the student loan industry spans over 30 years.

        David A. Beach, our Executive Vice President and Chief Marketing Officer since March 2004. Prior to that, from July 1994 through August 2003, Mr. Beach was the General Manager/Senior Vice President of Marketing for Thomson Education Direct, a distance education provider.

        Michael O’Brien, President and Chief Executive Officer of FinancialAid.com, LLC since March 2000 (and employed by the Company in that position since October 2004). In 1995, Mr. O’Brien founded NationWide Threads LLC, which specialized in brand creation and development through imprinted goods and website design, and served as its president and chief executive officer until it was sold in January of 2001. From 1993 to 1995, Mr. O’Brien served as the Vice President of Marketing for Coastal Mailing, Inc., a specialty direct mailing company based in Salinas, California. Mr. O’Brien received a Bachelor of Science degree in Marketing from California State University, Fresno, which named him “Entrepreneur in Residence” for the Craig School of Business in 2003.

Information Regarding the Company’s Board of Directors

Board of Directors and Committees of the Board

        Our Board of Directors oversees the business and affairs of the Company and monitors the performance of management. Our Board met seven times during 2004. Seven of the eight Directors attended at least 75% of the meetings of the Board of Directors and all of the Directors attended at least 75% of the meetings of the committees on which he served. Our Board has determined that five of our current Directors—Mr. Antonucci, Mr. Belzberg, Mr. Bushley, Mr. Hughes and Mr. Stiefler—are “independent” Directors that meet Nasdaq’s independence standards. Our independent Directors meet in executive sessions, at which only the independent Directors are present.

        Our Board has four committees, the Audit Committee, the Compensation Committee, the Board Nomination Committee and the Government Liaison Committee. During 2004, our Board created a Strategic Committee, consisting of Mr. Hughes, as the Chairman, Mr. deRose, Mr. Shaut and Mr. Belzberg, to consider strategic alternatives for the Company, including the Merger.

        Audit Committee. During 2004, the members of the Audit Committee were Messrs. Hughes (Chairman), Belzberg and Bushley. The Audit Committee held eight meetings in 2004. The Audit Committee is responsible for (i) assisting the Board of Directors in fulfilling its oversight responsibilities to the stockholders relating to our corporate accounting, financial reporting practices, and financial and internal controls; (ii) maintaining effective working relationships with the Board of Directors and overseeing the independent auditors and our financial management; (iii) discharging Board of Directors’responsibilities relating to the promotion of professional and ethical conduct of our Directors and officers; (iv) reviewing the Code of Ethics and Code of Conduct and compliance with these policies, and (v) reviewing potential conflicts of interest. All of the members of the Audit Committee are independent in accordance with applicable Nasdaq listing standards and SEC rules. Each member of the Audit Committee is able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flow statement. The Board has determined that all of the members of our Audit Committee are “audit committee financial experts” under SEC rules and has designated them as such. The Audit Committee charter was attached to our Proxy Statement filed with the SEC on April 2, 2004 as Exhibit A and is available on our website at www.educationlendinggroup.com. The committee reviews and reassesses the adequacy of the charter at least annually.

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        With respect to our fiscal year ended December 31, 2004, the financial statements have not yet been prepared, the annual audit has not yet been completed and the Audit Committee has not yet issued its report. Therefore, the Audit Committee report for 2003 is provided below.

AUDIT COMMITTEE REPORT

        The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. None of the Directors on the Audit Committee has been an employee of the Company or any of its subsidiaries. All of the members of this Committee are “independent” Directors as defined by applicable listing standards and the SEC. Each member of the Committee is able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flow statement. Further, the Board has determined that each member of the Committee is an “audit committee financial expert.”

        The Committee has adopted, and the Board of Directors has approved, a charter that sets forth the duties and responsibilities of the Committee, including procedures for the Committee’s review of the financial reporting process and review and oversight of the independent auditors. The Committee revised the charter in 2003 and 2004 to clarify its responsibilities, to combine the duties of the former Ethics Committee of the Board with the Audit Committee and to address new rules and laws.

        In performing its functions, the Committee acts in an oversight capacity and relies on the work and assurances of the Company’s management and the independent auditors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States. The Committee meets with the independent auditors, with and without management present. In fulfilling its oversight responsibilities, the Committee met and:

•	reviewed the audited financial statements in the annual report with management;
•	received the written disclosures and letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with the independent auditors their independence from management and the Company;
•	discussed with the independent auditors the results of their examinations and the quality of our financial and accounting personnel; and
•	reviewed with the independent auditors, the auditors’ judgments as to the quality, not just the acceptability, of our accounting principles, our internal accounting systems and controls designed to ensure compliance with accounting standards and such other matters as are required to be discussed under generally accepted auditing standards.

        Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the SEC. The Committee has also appointed the independent auditors for the 2004 fiscal year.

AUDIT COMMITTEE

Richard J. Hughes, Chairman Samuel Belzberg C. David Bushley

March 9, 2004

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        Compensation Committee. During 2004, the members of the Compensation Committee were Messrs. Bushley (Chairman), Belzberg and Stiefler. The Compensation Committee held four meetings in 2004. The Compensation Committee is responsible for: (i) making recommendations to the independent members of the Board of Directors regarding compensation of the Chief Executive Officer, Chief Operating Officer and other executive officers and Directors; and (ii) approving and evaluating our Director and officer compensation plans, policies and programs. All of the members of the Compensation Committee are independent in accordance with applicable listing standards, tax rules and SEC rules. The Board of Directors has adopted a charter for this committee, which is available on our website.

        Board Nomination Committee. During 2004, the members of the Board Nomination Committee were Messrs. Belzberg (Chairman), Hughes and Stiefler. The Board Nomination Committee held one meeting in 2004. The Board Nomination Committee is responsible for: (i) recommending candidates to the Board of Directors for nomination as Directors and Board committee members; (ii) assisting the Board of Directors in determining whether Board candidates and current Directors meet the criteria for independence required by applicable listing standards and the SEC; and (iii) considering Director candidates recommended by stockholders. All of the members of the Board Nomination Committee are independent in accordance with applicable listing standards and SEC rules. The Board of Directors has adopted a charter for this committee, which is available on our website.

Director Nominations and Qualifications

        The Board Nomination Committee will consider nominees for the Board of Directors recommended by stockholders entitled to vote at an annual meeting in accordance with the following procedures. Any such stockholder who wishes to suggest a Director candidate for consideration must provide written notice to the Secretary of the Company within a reasonable amount of time prior to the mailing of the proxy statement for the next annual meeting at which Directors will be elected.

        The notice should be sent by certified mail, return receipt requested or by reputable overnight delivery service, confirmation signature requested. The notice must set forth, as to each nominee:

•	the name, age, and business and residence addresses;
•	principal occupations and employment during the past five years, name and principal business of any corporation or other organization in which such occupations and employment were carried on;
•	all positions of that person as a director, officer, partner, employee or controlling stockholder of any company or other organization;
•	a brief description of any arrangement or understanding between such person and any others persons (naming such persons) pursuant to which such person was selected as a nominee;
•	the class and number of Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by that person; and
•	any other information regarding the person that would be required, pursuant to Item 401 of Regulation S-K adopted by the SEC (or the corresponding provisions of any regulations subsequently adopted by the SEC applicable to the Company), to be included in our proxy statement to comply with the proxy rules of the SEC if that person were nominated by the Board of Directors.

        The notice must include the nominee’s signed consent to serve as a Director if elected and must also set forth:

•	the name and address of the stockholder giving the notice;
•	a representation that the stockholder is a holder of record of Shares entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice;
•	the beneficial owner on whose behalf the nomination is made and any other stockholders believed to be supporting such nominee; and
•	the number of Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by the stockholder.

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        Nominees for election to the Board of Directors, whether suggested by a stockholder or otherwise, should have at least the following attributes:

•	Integrity, commitment and independence of thought and judgment essential to effective decision making.
•	Ability and willingness to dedicate necessary time, energy and attention to prepare for, attend and participate in meetings of the Board and one or more committees. We will also consider the number of other public company boards, if any, on which such person already serves and whether that involvement would materially interfere with responsibilities as a Director of the Company.
•	Proven record of competence and accomplishment through demonstrated leadership in business, student loan industry, education, government service or finance, including director, CEO or senior management experience; academic experience; financial and accounting experience; or other relevant experiences that will provide the Board with perspectives that will enhance Board effectiveness.
•	Background and experience that complements the background and experience of other Board members and experience with other businesses and organizations of comparable size.
•	Willingness to represent the interests of all of our stockholders rather than any special interests or constituency while keeping in perspective the interests of our employees and customers. Free from interests that are or appear to be in conflict with, or adverse to, the interests of the Company.
•	Meets the Audit Committee expertise requirements, if needed.
•	Reflects the diversity of our stockholders, employees and customers.
•	Willing and available to serve at least one term.
•	A stockholder of the Company or willing to become one.

        Before evaluating any candidate, the Board Nomination Committee first determines the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that a candidate can satisfy the evaluation criteria. Any candidate for election to the Board of Directors recommended by a stockholder will be evaluated by the Board Nomination Committee in the same manner that any other nominee for election to the Board (other than Directors standing for reelection) is evaluated. The evaluation process will typically include a comprehensive background and reference check, a series of personal interviews (in person, over the telephone or by video conference) by members of the Board Nomination Committee and/or other Directors and a review by the full Committee of the nominee’s qualifications and other relevant characteristics. If the Committee determines that a candidate should be nominated for election to the Board of Directors, the Committee presents its findings and recommendation to the full Board of Directors for review and approval.

Stockholder Communications with the Board

        Any stockholder wishing to communicate with our Board of Directors should submit the communication in writing to the Board of Directors in an envelope sent to the following address:

Education Lending Group, Inc. 12760 High Bluff Drive, Suite 210 San Diego, CA 92130 Attn: Board of Directors

        The mailing envelope should contain a clear notation indicating that the enclosed materials are “Stockholder —Board Communications.” The communication should identify the author as a stockholder and should clearly state whether the materials are intended to be sent to one or more particular Directors or to the entire Board of Directors. The Secretary will maintain a log of all stockholder communications, will promptly forward to the entire Board of Directors (or the individual Director(s), as appropriate) those communications that the Secretary believes require immediate attention and will periodically provide the Board with a summary of all stockholder communication and any responsive action taken.

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        Government Liaison Committee. During 2004, the members of the Government Liaison Committee were Messrs. Kornfeld (Chairman) and Shaut. The Government Liaison Committee did not meet in 2004. The Government Liaison Committee is responsible for: (i) communicating our interests to regulatory agencies (other than the SEC) having authority over the student loan and post-secondary education industries; and (ii) reviewing the laws and administrative regulations relating to the student loan and post-secondary education industries and communicating our interests to these regulatory agencies and to the industries’national organizations.

Compensation of Directors

        For the first quarter of 2004, each of our independent Directors received fees of $5,000 annually for their service as a Director. Beginning in the second quarter of 2004, our independent Directors received $20,000 annually in director fees. Additionally, the Chairman of the Audit Committee received an annual retainer of $10,000, the Chairman of the Compensation Committee received an annual retainer of $7,500 and the Chairman of the Government Liaison Committee received an annual retainer of $5,000. We also pay fees of $1,000 for each Board and committee meeting attended in person or $300 if participating by telephone or video conference. The maximum cumulative calendar year compensation to independent Directors for serving on the Board and participation in Board and committee meetings may not exceed $30,000. These fees are paid at the end of each quarter. Independent Directors may elect to receive their fees in the form of Shares using the closing price on the last trading day of the quarter.

        From time to time, our Directors have been granted awards, such as stock options and restricted stock, under our Long Term Incentive Plan. Starting in 2004, each independent Director was granted options to purchase 15,000 Shares (subject to a one-year vesting period) upon joining the Board of Directors and options to purchase 10,000 additional Shares (subject to a one-year vesting period) each year thereafter during which such Director serves on the Board of Directors. Upon the completion of the Merger, pursuant to the Merger Agreement, each outstanding option to purchase Shares held by a Director, whether vested or unvested, will be cancelled and the Director will receive, in respect of each Share subject thereto, cash equal to the excess, if any, of the Merger Consideration over the exercise price per Share of such option.

        Directors who are also employees of the Company do not receive compensation for serving on the Board of Directors and are not paid a retainer for attending the Board or committee meetings.

Compensation Committee Interlocks and Insider Participation

        From January 1, 2004 through March 8, 2004, Michael H. Shaut was a member of the Compensation Committee. Before our Shares began trading on the Nasdaq National Market and prior to the time that Nasdaq’s new corporate governance rules became effective, we were not required to have a compensation committee comprised solely of independent Directors. Effective March 9, 2004, Mr. Shaut is no longer a member of the Compensation Committee. All of the current members of the Compensation Committee are “independent” Directors as defined by the applicable Nasdaq listing standards and SEC rules. None of the current members of the Compensation Committee has entered into, or agreed to enter into, any transaction or series of transactions with us where the amount involved exceeds $60,000. During 2004, none of our executive officers served on the compensation committee (or another board committee with similar responsibilities or, in the absence of such a committee, the board of directors) of another company where one of that company’s executive officers served on our Compensation Committee or our Board. Additionally, none of our executive officers was a director of another company whose executive officers served on our Compensation Committee.

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Executive Compensation

Summary Compensation Table

        The following table shows the compensation received for the last three years by our Chief Executive Officer and our next five most highly compensated executive officers during 2004. We refer to these executives as our “named executive officers.”

	Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary($)	Bonus($)(1)	Restricted Stock Awards(2)	Number of Shares Underlying Options/Warrants
Robert deRose,	2004	296,667	99,900	167,400	15,000
Chairman and	2003	259,167	309,026	-0-	20,000
Chief Executive Officer	2002	237,500	328,684	-0-	-0-

Michael H. Shaut,	2004	298,833	99,900	167,400	15,000
President and	2003	285,083	339,929	-0-	20,000
Chief Operating Officer	2002	262,500	361,552	-0-	-0-

Douglas L. Feist,	2004	179,000	47,952	83,700	-0-
Executive Vice President,	2003	167,333	183,704	-0-	5,000
Secretary and General Counsel	2002	150,000	161,555	-0-	-0-

Fabrizio Balestri,	2004	200,500	80,800	83,700	-0-
President and	2003	183,667	164,900	-0-	5,000
Chief Executive Officer,	2002	180,000	23,901	-0-	150,000
Student Loan Xpress, Inc.

James G. Clark,	2004	178,562	47,952	83,700	-0-
Executive Vice President and	2003	162,104	170,226	-0-	5,000
Chief Financial Officer	2002	147,500	163,027	-0-	-0-

David H. Harmon (3)	2004	202,500	53,813	-0-	5,000
President and Chief Executive Officer,	2003	29,135	50,000	-0-	75,000
Education Loan Servicing Corporation

(1)	For a description of the criteria considered in granting bonuses and other executive compensation, see the section of this Information Statement entitled “Compensation Committee Report on Executive Compensation.”
(2)	Amounts represent the number of Shares awarded multiplied by $16.74, the closing Share price on the date of grant. The total number of restricted Shares held and the value of those Shares, as of December 31, 2004 based on the year-end closing price of $15.52 per Share, is 35,000 Shares and $543,200, respectively.
(3)	Mr. Harmon began serving as President and Chief Executive Officer of Education Loan Servicing Corporation in November 2003.

Option Grants In 2004

        The following table shows options granted during 2004 to our named executive officers.

	Individual Grants(1)
Name	Number of Shares Total Options Underlying Options Granted(1)	% of Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($)(2)
Robert deRose	15,000	2.6	16.74	08/03/14	159,840
Michael H. Shaut	15,000	2.6	16.74	08/03/14	159,840
Douglas L. Feist	-0-	0.0
Fabrizio Balestri	-0-	0.0
James G. Clark	-0-	0.0
David H. Harmon	-0-	0.0

(1)	Time-vested options granted in 2004 were granted under our Long Term Incentive Plan. In general, the options vest over a three-year period, with one-third of the options vesting on each anniversary of the grant date. The options expire ten years from the date of grant. Upon the completion of the Merger, pursuant to the Merger Agreement, each of these options, whether vested or unvested, will be cancelled and the holder thereof will receive, in respect of each Share subject thereto, cash equal to the excess, if any, of the Merger Consideration over the exercise price per Share of such option.
(2)	The grant date present value of the options was estimated using the Black-Scholes option pricing model, with an assumed risk-free interest rate of 4.56%, stock price volatility of 74.0% per annum and a 5.0 year expected life.

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Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-end Option Values

        The following table shows option exercises and the value of unexercised stock options and warrants held by the named executive officers during 2004.

			Number of Shares Underlying Unexercised Options/Warrants at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options/Warrants at Fiscal Year-End ($)(2)
Name	Shares Acquired On Exercise (#)	Value Realized ($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert deRose	100,000	1,278,000	106,667	28,333	1,187,804	151,596
Michael H. Shaut	100,000	1,560,000	441,666	28,334	5,963,826	151,608
Douglas L. Feist	-0-	-0-	113,525	3,333	1,568,575	37,896
Fabrizio Balestri	10,000	134,600	91,666	53,334	1,235,742	713,908
James G. Clark	1,667	21,238	-0-	3,333	-0-	37,896
David H. Harmon	-0-	-0-	25,000	50,000	388,000	284,500

(1)	Represents the difference between the option exercise price and the last sale price of a Share as reported on the Nasdaq National Market on the date prior to exercise.
(2)	Based on the closing price of a Share on December 31, 2004 of $15.52, as reported on the Nasdaq National Market, less the exercise price of the option or warrant.

Employment and Severance Agreements with Certain Officers

        On September 15, 2001, we entered into executive employment agreements with Robert deRose, Michael H. Shaut, James G. Clark and Douglas L. Feist. Each agreement provides for the executive’s employment as an executive officer of the Company, continues through June 30, 2004 and automatically renews for one-year terms unless terminated prior to March 31 of the previous year. On June 30, 2004, the agreements were extended until June 30, 2005.

        The agreements provide for annual base compensation and certain fringe and other employee benefits that are made available to our executive officers. The Compensation Committee determined that the 2004 annual base compensation for each executive would be as follows: Robert deRose—$300,000; Michael H. Shaut—$300,000; James G. Clark—$180,000; and Douglas L. Feist—$180,000. Additionally, each executive has a right to participate in our annual incentive plan and Long Term Incentive Plan on such terms as the Compensation Committee may determine.

        If an executive’s employment is terminated due to his death, the Company must pay to the executive’s beneficiaries any earned but unpaid base salary and bonus, a pro rated amount of the executive’s target bonus for the year of his death, and an amount equal to the executive’s annual base salary in effect prior to his death.

        If an executive’s employment is terminated due to his disability, the Company must pay to the executive all base salary and bonus to which he would have been entitled had he continued to be actively employed to the earliest of (i) the first anniversary of the termination date, (ii) the date of the executive’s death, or (iii) the executive’s 65th birthday. Any payments must be offset by benefits received under any disability plan or policy funded by the Company. If the payments terminate on the first anniversary of the termination date (rather than on the executive’s death or 65th birthday), then the Company must also pay to the executive any accrued but unpaid bonus for the prior year and a pro rated amount of his target bonus for the year of termination.

        If an executive’s employment is terminated by the executive without “good reason” during the two-year period beginning on the date of a “change of control” or by the Company for “cause,” the Company must pay to the executive any unpaid base salary earned through the termination date and any bonus under the annual incentive plan to which he is entitled in accordance with the terms of the plan.

        If an executive’s employment is terminated without “cause” other than during the two-year period beginning on a “change of control,” then the Company must pay or provide the following benefits to the executive: all earned but unpaid salary and bonus, a pro rated amount of the executive’s target bonus for the year of termination, continuing health and life insurance coverage through the first to occur of the end of the 18-month period (12 months for Mr. Clark and Mr. Feist) following the termination date or the executive’s 65th birthday, full vesting of stock options and an amount equal to one and a half times (one times for Mr. Clark and Mr. Feist) the executive’s highest annual base salary plus applicable annual bonus. If, however, the executive’s 65th birthday is less than 17

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full months (12 full months for Mr. Clark and Mr. Feist) after the termination date, then the multiple will be a fraction, the numerator of which is the number of full and partial months in the period beginning on the termination date and ending on the executive’s 65th birthday, and the denominator of which is 18 (12 for Mr. Clark and Mr. Feist).

        If an executive’s employment is terminated by the Company without “cause”or by the executive for “good reason” during the two-year period beginning on a “change of control,” then the Company shall pay or provide the following benefits to the executive: all earned but unpaid salary and bonus, a pro rated amount of the executive’s target bonus for the year of termination, continuing health and life insurance coverage for two years (one year for Mr. Clark and Mr. Feist), full vesting of all outstanding stock options and benefits under all retirement plans, continued participation in the retirement plans for two years, and an amount equal to two times (one times for Mr. Clark and Mr. Feist) the executive’s highest annual base salary plus applicable annual bonus.

        Each executive is also entitled to receive a gross-up payment in the event that the golden parachute excise tax applies to any payment made to him following a “change in control.”

        The agreements also contain a confidentiality clause, a non-solicitation clause and a one-year non-competition clause.

        On January 4, 2005, the Company entered into amendments to the existing employment agreements with Robert deRose, Michael H. Shaut, James G. Clark and Douglas L. Feist, and into new employment letters with Fabrizio Balestri and David A. Beach.

        Each of Messrs. deRose, Shaut and Feist agreed to a three-year term of employment beyond the effective time of the Merger, modifications of termination provisions so that he will not be able to terminate with full benefits solely because of the consummation of the Merger, and an extension of his covenant not to compete so that it applies while he is employed during the agreed upon three-year term and, in the cases of Messrs. deRose and Shaut, for three years after termination of that employment. Mr. Clark agreed to continue in the Company’s employ for up to five months after the effective time of the Merger in order to help with the transition.

        The new employment letters with Messrs. Balestri and Beach provides for a three-year term of employment beyond the effective time of the merger, for specified equity grants during 2005, a stay bonus of $525,000, one half of which is payable if the executive remains in the employ of the Company for the full three-year term and the other half of which will be paid at the end of that term only if certain financial performance goals are met, and a covenant not to compete that continues in effect through the third anniversary of the effective time of the Merger.

Compensation Committee Report on Executive Compensation

        The Company’s Compensation Committee makes recommendations to the independent members of the Board of Directors regarding executive compensation and benefits, including compensation and benefits for our Chief Executive Officer, Chief Operating Officer and other executive officers and Directors. The Committee manages and oversees the Company’s equity compensation plans, grants equity-based awards to selected executive officers and makes recommendations to the Board of Directors for the granting of equity-based awards to non-employee Directors of the Company.

       Executive Compensation Principles

        The Committee is responsible for establishing compensation and benefits policies for the Company’s executive officers that are consistent with the Company’s goals and business strategies. The Company’s philosophy regarding executive compensation is based on the principles that:

•	compensation should be related to performance and should be comparable to the compensation provided by companies similar to the Company and companies with which it competes for executive talent;
•	individual compensation targets should be competitive with the selected peer group and provide significant incentives for superior performance;
•	compensation should align the interests of the executive officers with the interests of the Company’s stockholders; and

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•	compensation should enable the Company to attract and retain the management necessary to lead and manage a high growth services company.

        The Committee also reviews and approves annual (and, to the extent applicable, long-term) performance criteria and goals at the beginning of each applicable performance period and certifies the results at the end of each performance period.

        The Committee has determined that the appropriate peer group for purposes of establishing the amount of compensation that it provides to the Company’s executive officers is a group of 13 companies from the financial services industry that were selected by the Company’s independent compensation consultant. This compensation peer group includes, but is not limited to, the group of companies used for purposes of comparing the Company’s total stockholder return in the performance graph included later in this Information Statement. For comparative purposes, the Company has chosen to focus on companies that serve the education loan marketplace.

       Components of Executive Compensation

        The three components of executive compensation are:

•	Base Salary
•	Annual Incentive Bonus
•	Long-Term Incentives

        Base Salaries. Base salary ranges for executive officers, including the named executive officers in the Summary Compensation Table, are targeted to be comparable to salaries for similar positions at companies in the compensation peer group. Individual salaries are adjusted as needed based on individual performance, with performance being assessed annually against specific and measurable targets of the Company and individual performance.

        Annual Incentives. The annual bonuses for executive officers are based on the Company’s operating results, the operating results of its subsidiaries, and individual executive performance. The Compensation Committee reserves final approval for annual incentive awards at the executive level presented by management. The executive performance measures for the forthcoming year are agreed to by the Board as part of the annual budgeting and planning process of the Company. The Board of Directors reviews and adopts the annual executive compensation plan recommended by the Compensation Committee, which sets forth the performance baselines and targets for annual incentive awards for the respective year. The 2004 annual incentive awards were based on the Company’s performance with respect to loan originations, net interest margin and net income.

        Long-Term Incentives. The long-term incentives for executive officers have to date been allotted solely by way of stock option grants and restrictive shares. The Compensation Committee has the discretion to grant other types of performance-based long-term incentive awards, such as restricted stock and/or performance shares. The Long Term Incentive Plan is intended to enhance performance and support executive retention with the Company. Marketplace data is relied upon to provide comparative peer group figures that are examined in establishing the relative sizes of long-term incentive awards.

        The relative weight given to each element of compensation (base salary, annual bonus, and long-term incentives) is intended to favor long-term incentives and annual bonuses as variable compensation expenses that increase only when supported by performance, rather than relying primarily upon a fixed cost salary. The Compensation Committee annually reviews the base salaries of executive officers and those base salaries are traditionally adjusted at the beginning of each year. The Compensation Committee considers current marketplace data for the compensation peer group as well as individual and corporate performance when making its recommendations to the Board of Directors concerning executive salaries and incentive compensation.

       Compensation of the Chief Executive Officer and the President

        The Compensation Committee determines Mr. deRose’s and Mr. Shaut’s compensation by reviewing the compensation and benefits of the chief executive officers and presidents of companies with which the Company competes in the marketplace and for executive talent. Mr. deRose’s and Mr. Shaut’s performance are evaluated on

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an annual basis and, based on this evaluation, a determination is made regarding Mr. deRose’s and Mr. Shaut’s respective compensation for the upcoming year. The evaluation of Mr. deRose and Mr. Shaut primarily focuses on attainment of the Company’s annual performance goals compared to operating, organizational, and strategic goals established at the commencement of the year and approved by the Board. Mr. deRose’s base salary for 2005, based on this evaluation of his performance during 2004, was set at $312,000. Mr. Shaut’s base salary for 2005 based on this evaluation of his performance during 2004, was set at $312,000.

        Mr. deRose’s and Mr. Shaut’s annual bonuses for 2004 were based on the Company underperforming its disbursed loan volume and net income goals, while exceeding the net interest margin goal. Mr. deRose’s annual bonus for 2004 was $99,900. Mr. Shaut’s annual bonus for 2004 was $99,900.

       Deductibility of Executive Compensation

        Section 162(m) of the Internal Revenue Code limits the federal income deduction for compensation paid to the Company’s named executive officers. The Committee intends to maximize the amount of compensation expense that is deductible by the Company when it is appropriate and in the best interests of the Company and its stockholders.

COMPENSATION COMMITTEE C. David Bushley, Chairman Samuel Belzberg Jeffrey E. Stiefler

January 12, 2005

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  Certain Transactions

        The son of Samuel Belzberg, a Director since 2001, is the owner of Winton Capital Holding LTD, a beneficial owner, as of December 31, 2004, of 1,484,000 Shares, including warrants for 62,500 Shares. Samuel Belzberg has no voting or investment power with respect to the Shares held by Winton Capital Holding LTD.

        On October 15, 2004, the Company acquired all of the limited liability company membership interests of FinancialAid.com LLC, which then became a wholly owned subsidiary of the Company. In addition, the Company acquired 35% of the issued and outstanding capital stock of three entities: FinancialAid Insurance Services Inc., FinancialAid Realty Services Inc. and FinancialAid Mortgage Services Inc. In consideration of the ownership interests acquired, the Company paid cash and issued 1,089,810 Shares to the sellers. Based on a formula agreed upon between the Company and the sellers, the Shares issued in the transaction were deemed to have an aggregate market value of $15,181,053. Michael O’Brien, the current President and Chief Executive Officer of FinancialAid.com LLC, was one of the sellers who sold his interests in FinancialAid.com LLC, FinancialAid Insurance Services Inc., FinancialAid Realty Services Inc. and FinancialAid Mortgage Services Inc. to the Company. At the time of the sale, Michael O’Brien owned approximately 32% of the membership interests in FinancialAid.com LLC and 32% of the capital stock of each of FinancialAid Insurance Services Inc., FinancialAid Realty Services Inc. and FinancialAid Mortgage Services Inc. and received both cash and Shares as consideration.

Section 16(a) Beneficial Ownership Reporting Compliance

        Investors who own ten percent or more of our Shares and our Directors and executive officers file reports with the SEC indicating the number of Shares they owned when they became an executive officer or Director or ten percent stockholder and after that, any changes in their ownership of our Shares. They must also provide us with copies of these reports. These reports are required by Section 16(a) of the Exchange Act. We have reviewed copies of these reports and based solely on that review, we believe that during 2004 each of our executive officers, Directors and investors who own more than ten percent of our Shares complied with the applicable reporting requirements, except that the following forms were inadvertently filed late: to report a grant of options from the Company, Robert deRose, Fabrizio Balestri, Samuel Belzberg, James G. Clark, Douglas L. Feist, Richard J. Hughes, Leo Kornfeld and Michael H. Shaut all filed late Forms 4 on April 14, 2004; to report the initial grant of options to a new Director, Robert V. Antonucci filed a late Form 3 on July 19, 2004; to report the grant of options as part of each independent Director’s annual compensation, Mr. Belzberg, C. David Bushley, Mr. Hughes, Mr. Kornfeld and Jeffrey E. Stiefler all filed late Forms 4 on August 6, 2004; to report the election to receive Shares in lieu of cash for independent Director compensation, Mr. Antonucci, Mr. Bushley, and Mr. Stiefler filed late Forms 4 on August 6, 2004 and Mr. Belzberg and Mr. Stiefler filed late Forms 4 on October 7, 2004; to report a grant of options from the Company, Mr. Kornfeld filed a late Form 4 on April 15, 2004; to report the exercise of options, Mr. Shaut filed a late Form 4 on August 5, 2004; to report a bona fide gift of Shares, Mr. Balestri filed a late Form 4 on September 13, 2004; and to report a bona fide gift of Shares, Mr. Shaut filed a late Form 4 on January 12, 2005.

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Stock Price Performance

        The following graph shows a comparison of cumulative total returns for the Company’s Shares, the Nasdaq National Stock Market and our industry peer group, consisting of SLM Corp. and Student Loan Corp., for the past five years. We have assumed an initial investment of $100 on November 30, 1999 and reinvestment of dividends.

$400
$300
$200
$100
$0
11/30/1999
12/29/2000
12/31/2001
12/31/2002
12/31/2003
11/30/2004
181.4
63.2

Legend

Symbol		CRSP Total Returns Index for:	11/1999	12/2000	12/2001	12/2002	12/2003	12/2004

	■	Education Lending Group, Inc.	100.00	75.8	28.4	53.4	172.8	181.4
— — — — — —	*	Nasdaq Stock Market (US Companies)	100.00	73.6	58.4	40.3	60.3	63.2
- - - - - - -	◆	Self-Determined Peer Group	100.00	137.5	175.1	218.6	251.6	341.3

Companies in the Self-Determined Peer Group
S L M CORP			STUDENT LOAN CORP

Notes
A.		The lines represent monthly index levels derived from compounded daily returns
B.		The indexes are reweighted daily, using the market capitalization on the previous trading day.
C.		If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D.		The index level for all series was set to $100.0 on 11/30/1999.

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Annex B

Ja nuary 4, 2005

The Board of Directors
Education Lending Group, Inc.
12760 High Bluff Drive, Suite 210
San Diego, CA 92130-2018

Dear Members of the Board:

        We understand that Education Lending Group, Inc. (“Ed Lending”) proposes to enter into an Agreement and Plan of Merger, dated as of January 4, 2005 (the “Agreement”), among Ed Lending, CIT Group Inc. (“CIT”), and CIT ELG Corporation, a wholly owned subsidiary of CIT (“Merger Sub”), pursuant to which (i) Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of Ed Lending (“Ed Lending Common Stock” and, such tender offer, the “Offer”) at a purchase price of $19.05 per share, net to the seller in cash (the “Cash Consideration”), and (ii) subsequent to the Offer, Merger Sub will be merged with and into Ed Lending (the “Merger”and, together with the Offer, the “Transaction”) and each outstanding share of Ed Lending Common Stock not previously tendered in the Offer will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to holders of Ed Lending Common Stock (other than CIT, Merger Sub and their respective affiliates) of the Cash Consideration to be received in the Transaction by such holders.

        UBS Securities LLC (“UBS”) has acted as financial advisor to Ed Lending in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable in connection with this opinion. UBS in the past has provided services to CIT unrelated to the proposed Transaction, for which services UBS has received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade securities of Ed Lending and CIT for their own accounts and accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Ed Lending or the underlying business decision of Ed Lending to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of Ed Lending as to whether such stockholder should tender shares of Ed Lending Common Stock in the Offer or as to how such stockholder should vote or act with respect to any matters relating to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms of the Agreement or the form of the Transaction. We have assumed, with your consent, that each of Ed Lending, CIT and Merger Sub will comply with all material terms of the Agreement and that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. We also have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Ed Lending or the Transaction.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to Ed Lending; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Ed Lending that were provided to us by the

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management of Ed Lending and not publicly available, including financial forecasts and estimates prepared by the management of Ed Lending; (iii) conducted discussions with members of the senior management of Ed Lending concerning the business and financial prospects of Ed Lending; (iv) reviewed current and historical market prices of Ed Lending Common Stock; (v) reviewed publicly available financial and stock market data with respect to certain companies in lines of businesses we believe to be generally comparable to those of Ed Lending; (vi) reviewed the Agreement; and (vii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

        In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Ed Lending, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Ed Lending as to the future financial performance of Ed Lending. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date of this opinion.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by holders of Ed Lending Common Stock (other than CIT, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

UBS SECURITIES LLC

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